UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 10)*

Yahoo! Inc.

(Name of Issuer)

Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

984332-10-6

(CUSIP Number)

RONALD FISHER SOFTBANK HOLDINGS, INC. 1188 CENTRE STREET NEWTON CENTER, MA 02459 (617) 928-9300	STEPHEN A. GRANT, ESQ. SULLIVAN & CROMWELL 125 BROAD STREET NEW YORK, NY 10004 (212) 558-4000

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

April 11, 2002

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  [_].

Note:     Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 9 Pages

SCHEDULE 13D

CUSIP No. 984332-10-6	Page 2 of 9 Pages

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS SOFTBANK Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Japan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 84,945,239
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 84,945,239
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 84,945,239
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.3%
14	TYPE OF REPORTING PERSON HC, CO

SCHEDULE 13D

CUSIP No. 984332-10-6	Page 3 of 9 Pages

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS SOFTBANK America Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 84,945,239
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 84,945,239
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 84,945,239
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.3%
14	TYPE OF REPORTING PERSON HC, CO

SCHEDULE 13D

CUSIP No. 984332-10-6	Page 4 of 9 Pages

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS SOFTBANK Holdings Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 84,945,239
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 84,945,239
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 84,945,239
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.3%
14	TYPE OF REPORTING PERSON HC, CO

SCHEDULE 13D

CUSIP No. 984332-10-6	Page 5 of 9 Pages

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Masayoshi Son
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Japan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 84,945,239
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 84,945,239
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 84,945,239
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.3%
14	TYPE OF REPORTING PERSON IN

        SOFTBANK America Inc., a Delaware corporation ("SB America"), SOFTBANK Holdings Inc., a Delaware corporation ("SBH"), SOFTBANK Corp., a Japanese corporation ("SOFTBANK"), and Mr. Masayoshi Son, a Japanese citizen ("Mr. Son" and, together with SB America, SBH and SOFTBANK, the "Reporting Persons"), hereby amend and supplement the statement on Schedule 13D previously filed by them, as heretofore amended and supplemented, with respect to the Common Stock, par value $0.001 per share (the "Common Stock"), of Yahoo! Inc., a Delaware corporation (the "Issuer"), beneficially owned by them. Except as amended and supplemented hereby, the statement on Schedule 13D, as heretofore amended and supplemented, remains in full force and effect.

Item 5.	Interest in Securities of the Issuer.

        The percentage of the Issuer’s outstanding Common Stock reported herein as beneficially owned by the Reporting Persons is based upon 594,973,823 shares of Common Stock reported by the Issuer as outstanding at February 26, 2002 in the Issuer’s Proxy Statement on Schedule 14A filed on March 15, 2002.

        On April 15, 2002, SB America sold 11,500,000 shares of Common Stock at a price of $14.88 per share in a block trade to Goldman, Sachs & Co. As of the date of the filing of this statement, the Reporting Persons beneficially own 84,945,239 shares of Common Stock of the Issuer, representing approximately 14.3% of the Issuer’s outstanding Common Stock.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

        On April 11, 2002, SOFTBANK and the Issuer entered into a Consent and Resale Agreement (the “Agreement”) attached hereto as Exhibit 20. Pursuant to the terms of the Agreement, SOFTBANK has agreed that from March 25, 2002 until March 25, 2004 it and any subsidiary of which it owns directly or indirectly 80% or more of the outstanding voting shares shall not sell, transfer, assign, pledge, hypothecate or otherwise dispose of shares of the Common Stock to a third party (a “Third Party Transfer”) without the Issuer’s prior written consent unless such Third Party Transfer is a Permitted Transfer. Each of the following shall be a Permitted Transfer:

        a) any transfer to SOFTBANK or any of its direct or indirect wholly-owned subsidiaries;

        b) any transfer to a broker, dealer, bank, investment company, hedge fund or other financial institution (each a “Financial Institution”) if such Financial Institution agrees in writing: (i) to be bound by certain provisions, including those regarding to restrictions on transfer, in the Agreement, (ii) to use reasonable efforts to resell such number of shares of Common Stock transferred to such Financial Institution during the 90 day period following the date on which a resale registration statement (the “Registration Statement”) filed under the Securities Act of 1933 (the “Act”) covering such shares is declared effective so that at the end of such 90 day period the Financial Institution does not beneficially own more than 3%

Page 6 of 9 Pages

of the then-outstanding shares of Common Stock, and (iii) to beneficially own not more than 3% of the then-outstanding shares of Common Stock on the 180th day following the effective date of the Registration Statement;

        c) any bona fide pledge or hypothecation of shares of Common Stock to a Financial Institution if such Financial Institution agrees in writing to be bound by certain provisions, including those regarding to restrictions on transfer, in the Agreement and provided that: (i) the number of shares of Common Stock pledged or hypothecated to any single Financial Institution shall not exceed 3% of the then-outstanding shares of Common Stock, and (ii) the borrower, prior to a default in respect of one or more of the obligations secured by such pledge, retain sole voting control over all such pledged shares of Common Stock;

        d) any transfer pursuant to Rule 144 under the Act in which the transfer complies with the manner of sale requirements in paragraph (f) of Rule 144 under the Act;

        e) any transfer of shares of Common Stock made in a public offering in which, to SOFTBANK’s knowledge, no person or entity, other than an underwriter, purchases more than 2% of the then-outstanding shares of Common Stock;

        f) any sale, transfer, assignment, pledge, hypothecation or other disposition if, after giving effect thereto, SOFTBANK and its direct and indirect wholly-owned subsidiaries collectively have beneficial ownership of and voting control over at least 60,000,000 shares of Common Stock (as adjusted for stock splits, reverse stock splits, stock dividends and other similar events);

        g) any transfer deemed to occur by operation of law pursuant to any merger to which the Issuer is a party or any transfer to a third party pursuant to the terms of any tender offer or exchange offer, provided that such tender offer or exchange offer is made for any and all shares of Common Stock.

        The foregoing reference to and description of the Agreement is a summary of certain terms of the Agreement and is qualified in its entirety by the complete text of the Agreement which is attached hereto as Exhibit 20.

Item 7.	Material to be filed as Exhibits.

17.

Agreement of Joint Filing, dated as of January 11, 1999, among SB America, SBH, SOFTBANK, Mr. Son and SOFTBANK Ventures, Inc. (Filed as Exhibit 6 to Amendment No. 1 to the Statement on Schedule 13D filed on January 12, 1999 by SOFTBANK and others with respect to the Common Stock of the Issuer and incorporated herein by reference.)

18.	Power of Attorney by SOFTBANK and Mr. Son. (Filed with Statement on Schedule 13G filed on February 17, 1998 by SOFTBANK, Mr. Son and SOFTBANK

Page 7 of 9 Pages

Ventures, Inc. with respect to the Common Stock of Concentric Network Corporation and incorporated herein by reference.)

20.	Consent and Resale Agreement dated as of March 25, 2002, by and between SOFTBANK and the Issuer.

[Remainder of page left intentionally blank]

Page 8 of 9 Pages

SIGNATURE

                After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 17, 2002

SOFTBANK CORP. SOFTBANK AMERICA INC. SOFTBANK HOLDINGS INC. MASAYOSHI SON
By:	/s/ Stephen A. Grant

Stephen A. Grant Secretary of Softbank America Inc. and Softbank Holdings Inc. and Attorney-in-fact for Softbank Corp. and Masayoshi Son

Page 9 of 9 Pages